Exhibit 99.36

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT, dated as of July 5, 2007 (this “Agreement”), is made by each of LIBERATION INVESTMENTS, L.P. and LIBERATION INVESTMENTS, Ltd. (each, a “Seller” and together, the “Sellers”) and HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. (the “Purchaser”). Capitalized terms not otherwise defined herein shall be defined in Schedule I attached hereto.

WHEREAS, the Sellers have heretofore acquired approximately 11% of the outstanding common stock , par value $0.01 per share (the “Sellers’ Shares) of Bally’s Total Fitness Holding Corporation, a Delaware corporation (the “Company”); and

WHEREAS, Purchaser has agreed to purchase 412,570 shares or 1% of the shares of outstanding common stock of the Company (the “Purchased Shares”) from the Sellers, and the Sellers have agreed to sell the Purchased Shares for the Purchase Price (defined below);

WHEREAS, in connection with the purchase of the Purchased Shares, Purchaser and Sellers have agreed to certain post closing arrangements, including but not limited to, Sellers’ right to receive certain contingent compensation in the form of a contingent payment and an option right pursuant to the terms set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises, warranties, covenants and agreements contained herein, the parties, intending to be legally bound, hereby agree as follows:

1. Purchase and Sale. On the terms and subject to the conditions of this Agreement, Purchaser shall purchase from Sellers, and Sellers shall indefeasibly sell, transfer, assign, convey and deliver to the Purchaser, the Purchased Shares for a price equal to fifty cents ($0.50) per share for an aggregate purchase price payable to Sellers of $206,285.00 (the “Purchase Price”).

2. Conditions Precedent. The parties agree that Purchaser’s obligation to pay the Purchase Price to Sellers to acquire the Purchased Shares shall be subject to the satisfaction of the following conditions prior to the Closing Date (as defined below):

(a) Sellers shall cause indefeasible delivery and transfer of the Purchased Shares to Purchaser pursuant to Purchaser’s DTC instructions specified in Schedule II;

(b) Each of Purchaser and each Seller shall have received a fully executed copy of this Agreement, and

(c) Each Seller shall have executed and delivered a copy of the related Big Boy Letter to Purchaser.

3. Settlement. The parties agree that the following shall be the settlement procedure for the purchase and sale of the Purchased Shares:

(a) Upon Purchaser’s indefeasible receipt of (i) the Purchased Shares, and (ii) a copy of this Agreement and the Big Boy Letter each duly executed by each Seller, Purchaser shall forward the Purchase Price to Sellers in immediately available funds pursuant to Sellers’ instructions set forth below. The date on which Sellers receive the Purchase Price shall be the “Closing Date”.

DTC transfer instructions for each Seller and Purchaser (including the portion of the Purchase Price payable to such Seller) are as provided to each Seller and Purchaser in writing.

4. Post Closing Seller Compensation. The parties hereby agree that as of the date that is the earlier of (a) the date Purchaser sells equity securities in the Company if after giving effect to such sale Purchaser owns less than 10% of the total common stock of the Company that Purchaser owned as of the effective date of an Acceptable Reorganization (the “ Purchaser Disposition Date”) or (b) the date that is the second anniversary of the closing of an investment pursuant to an Acceptable Reorganization, (the “Optional Measurement Date, and together with the Purchaser Disposition Date, each a “Contingent Payment Date”), Purchaser will pay Sellers additional amounts, if any (the “Contingent Purchase Price”), equal to ten percent (10%) of the Net Excess Return that has been received or earned by Purchaser as of the relevant Contingent Payment Date. In order to calculate the Net Excess Return, the Purchaser shall determine the Fair Market Value of its aggregate investment in the Company on the relevant Contingent Payment Date, based on the Market Price Average of the Purchaser’s investment in the Company or, if no Market Price Average is available, as determined by an opinion of a reputable investment banking firm that is mutually agreeable to the parties. Both parties acknowledge and agree that there is no guarantee that (a) Purchaser will ever realize a Net Excess Return, (b) any Contingent Purchase Price will ever be paid to Sellers, and/or (c) an Acceptable Reorganization will be consummated within 360 days of the Closing Date. Each Seller further acknowledges and agrees that Purchaser makes no warranties or representations as to whether a Net Excess

Return and/or Contingent Purchase Price will be realized. Notwithstanding anything to the contrary in the foregoing, at any time on or immediately before the Optional Measurement Date, each Seller may request in writing that Purchaser retain the Contingent Purchase Price and each Seller shall thereafter receive the Contingent Purchase Price only upon Purchaser’s sale of the equity securities in the Company if after giving effect to such sale Purchaser owns less than 10% of the total common stock of the Company that Purchaser owned as of the effective date of an Acceptable Reorganization and at such time Purchaser shall determine the Contingent Purchase Price on terms set forth herein. The right to receive the Contingent Purchase Price is solely personal to the Seller, and under all circumstances, cannot be transferred, assigned, sold, hypothecated or encumbered.

5. Seller Purchase Option. (a) For a period of three trading days after Sellers receive notice from Purchaser of the occurrence of a Purchaser Disposition Date or of a pending Optional Measurement Date, then Seller shall have the right to exercise its option to purchase the Option Shares from the Purchaser (the “Option”) at a price of sixty cents ($0.60) per share (the “Option Price”). In the event the Company’s Shares are cancelled as a result of any bankruptcy proceeding or other reorganization and Purchaser receives at least ten percent (10%) of the new common stock of the Company as part of an Acceptable Reorganization, Seller shall be entitled to instead purchase from Purchaser at a price that is equivalent to sixty cents ($0.60) per share for the shares issued prior to any bankruptcy proceeding or reorganization involving the Company, the number of shares of the new common stock of the Company or its successor that is equivalent to the number of shares a ten percent (10%) owner of the Company as of June 30, 2007 (the “Record Date”) would have received or retained in the newly reorganized Company or its successor as part of the Acceptable Reorganization; provided however, that such number of shares the Seller shall be entitled to purchase shall be determined by excluding any rights or shares that a ten percent (10%) owner would be entitled to after the Record Date. For the avoidance of doubt, Sellers rights as set forth in this Section 5(a) shall not be applicable or otherwise relate to any common stock of the Company purchased by the Purchaser after a reorganization by the Company.

(b) The Option shall be a one-time, all-or-nothing right, exercisable by Seller as a “cashless” exercise by Seller, pursuant to the terms set forth in Section 5(a). The cash amount to be delivered to Seller in connection with the exercise of the Option, for the purposes of this Agreement, shall be equal to the Current Market Price of the common stock of the Company minus the Option Price, times the number of Option Shares. The Option is solely personal to the Seller, and under all circumstances, cannot be transferred, assigned, sold, hypothecated or encumbered.

6. Purchaser Conditions for Contingent Payment and Option Exercise. The Purchaser and each Seller hereby agrees that each Seller’s right to (i) receive the Contingent Purchase Price and (ii) exercise the Option, pursuant to the terms set forth in Sections 4 and 5 above, shall not apply if (x) Purchaser does not make an investment in the Company other than Purchaser’s purchase of the Purchased Shares, (y) Sellers fail to satisfy their obligations to cooperate with Purchaser as set forth in Sections 7 and 8 below, and/or (z) an Acceptable Reorganization is not consummated within 360 days of the Closing Date.

7. Joint Defense in Bankruptcy Proceeding. (a) The parties hereby agree that in the event the Company and/or any of its affiliates or subsidiaries is subject to a bankruptcy, liquidation, reorganization, insolvency or restructuring proceeding, under Chapter 11, Chapter 7, state law or any other similar or related proceeding (the “Bankruptcy Proceeding”), the parties have a common interest in preparing for and conducting a common defense; the parties therefore agree to engage the same counsel to represent the parties’ interests in connection with any Bankruptcy Proceeding and as soon as practicable after the Closing Date, the parties shall duly execute and enter into a joint defense agreement which further details the terms with respect to the parties’ common defense.

(b) Notwithstanding anything to the contrary set forth in the foregoing, the parties further agree that without regard to whether the Company is subject to a Bankruptcy Proceeding, any joint/common defense agreement shall include the parties’ obligation to cooperate and use the same counsel in connection with any matter concerning the parties’ joint interests with respect to the Company.

8. Cooperation. (a) The parties agree to cooperate and work together in pursuing a restructuring and/or reorganization of the Company, whether in-court or out-of-court, on mutually-agreeable terms. The parties further agree to cooperate and work together in undertaking appropriate due diligence relating to an Acceptable Reorganization, and in negotiating, and then drafting, appropriate documentation in relation to an Acceptable Reorganization. The parties acknowledge that such cooperation will require that they each potentially receive restrictive, material and/or non-public information in relation to the Company. The parties further acknowledge and agree that in order to maximize the value of the investment contemplated under this Agreement, including but not limited to maximizing the value of the Contingent Purchase Price and the Option, the time period for such cooperation described in this section and/or section 7 above, shall commence at the Closing Date and continue after any reorganization and operational turnaround by the Company and through the Optional Measurement Date. From and after the Closing Date any expenses incurred by the parties in connection with the obligations set forth in this section and/or section 7 above, including legal and financial advisory fees (the “Transaction Expenses”) shall be the sole responsibility of the Purchaser and each of the Sellers shall not incur any Transaction Expenses without Purchaser’s prior written consent. Any Transaction Expenses incurred by Seller without Purchaser’s prior written consent shall be the sole responsibility of Seller.

(b) Notwithstanding anything to the contrary set forth in subsection (a) above, Purchaser shall not be obligated to pay any Transaction Expenses for any period after which Purchaser has notified Seller in writing that Purchaser has terminated its efforts to effectuate an Acceptable Reorganization.

Notwithstanding the terms and agreements contained in Section 7 and this Section 8, Purchaser and each Seller further agree that at any time after Purchaser completes it cash investment in connection with (i) the reorganization of the Company, as a sponsor of a plan in the relevant bankruptcy proceeding or otherwise or (ii) a rights offering by the Company, each Seller shall be entitled at any time in its sole discretion to sell or otherwise dispose of, in whole or in part, any securities of the Company or its successors held by such Seller and no such sale or disposition shall be deemed to be a failure to cooperate or other breach of any of the terms contained in Section 7 and this Section 8; provided however, that any sale of the Company’s securities by such Seller shall not include such Seller’s right to receive the Contingent Purchase Price and/or exercise the Option pursuant to the terms set forth in Sections 4 and 5 above. Each Seller further acknowledges and agrees that its obligations under Section 7 and this Section 8 shall remain in full force and effect without regard to any sale by such Seller.

9. Representations and Warranties of each Seller. Each Seller represents and warrants to, and covenants with, the Purchaser as of the date hereof, and as of the date the purchase and sale of the Purchased Shares is completed, that:

(a) Such Seller is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, has the requisite right, power and authority, and has taken all actions necessary to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by such Seller and (assuming the due authorization, execution and delivery hereof by Purchaser) is a valid and binding obligation of such Seller, enforceable against it in accordance with its terms, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The execution and delivery of this Agreement, the compliance by such Seller with all the provisions of, and the performance by such Seller of its obligations under, this Agreement and the consummation of the transactions contemplated in this Agreement will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (i) the constitutive documents of such Seller, (ii) any material instrument, contract or other agreement to which such Seller or by which such Seller or any of its material properties or assets or the Purchased Shares may be bound or subject, in each case, the breach or violation of which or default under which would be reasonably expected to have a material adverse effect on the ability of such Seller to comply with its obligations hereunder, or (iii) any law, statute or any order, rule, regulation, order, writ, injunction, determination, award, judgment or decree of any court or governmental agency or body having jurisdiction over such Seller or the applicable Purchased Shares, or any stock exchange authority or self-regulatory organization (each, a “Governmental Authority”); and no consent, approval, authorization, order, registration, clearance, or qualification or notification is required for the sale and delivery of the Purchased Shares by such Seller under this Agreement;

(b) The offer and sale of the Purchased Shares by such Seller hereunder is exempt from the registration requirements of any applicable state or federal securities laws and the Purchased Shares were purchased by the Seller in one or more public sale transactions;

(c) Such Seller has and will indefeasibly transfer to Purchaser valid and marketable title to the Purchased Shares, free and clear of any liens, claims or encumbrances of any kind (unless created by Purchaser) (together, the “Lien”). Other than as contemplated by this Agreement, such Seller shall not sell, assign, or otherwise transfer all or any portion of its right, title and interest in and to the Purchased Shares, or create, incur, assume or permit to exist any Lien on the Purchased Shares;

(d) Such Seller (i) is a sophisticated seller with respect to the sale of the Purchased Shares, (ii) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Purchased Shares, and (iii) has independently and without reliance upon Purchaser, and based on such information as such Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement and sell the Purchased Shares;

(e) Such Seller is not an “affiliate” of the Company (as such term is defined in Rule 144 of the Securities Act; and

(f) Such Seller acknowledges that neither the Purchaser nor any of their respective members, officers, directors, employees, agents or affiliates has made any representation or warranty, express or implied, regarding the Company or the Purchased Shares, other than the representations and warranties set forth herein.

10. Representations and Warranties of Purchaser. Purchaser represents and warrants to, and covenants with, the Sellers as of the date hereof, and as of the date the purchase and sale of the Purchased Shares is completed, that:

(a) Purchaser is an entity duly organized, validly existing and in good standing under the laws of its state of organization, has the requisite right, power and authority, and has taken all actions necessary to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery hereof by the Sellers) is a valid and binding obligation of Purchaser, enforceable in accordance with its terms, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The execution and delivery of this Agreement by Purchaser, the compliance by Purchaser with all the provisions of, and the performance by Purchaser of its obligations under, this Agreement and the consummation of the transactions contemplated in this Agreement will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (i) the constitutive documents of Purchaser, (ii) any material instrument, contract or other agreement to which Purchaser is a party or by which Purchaser or any of its material properties or assets may be bound or subject, in each case, the breach or violation of which or default under which would be reasonably expected to have a material adverse effect on the ability of Purchaser to comply with its obligations hereunder, or (iii) any law, statute or any order, rule, regulation order, writ, injunction, determination, award, judgment or decree of any Governmental Authority; no consent, approval, authorization, order, registration, clearance or qualification or notification is required for the purchase of the Purchased Shares by Purchaser under this Agreement;

(b) Purchaser is an “accredited investor” within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”);

(c) Purchaser (i) is a sophisticated investor with respect to the purchase of the Purchased Shares, (ii) can bear the economic risk of its investment in the Purchased Shares and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment of the Purchased Shares, (iii) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the purchase of the Purchased Shares, and (iv) has independently and without reliance upon Sellers, and based on such information as Purchaser has deemed appropriate, made its own analysis and decision to enter into this Agreement and purchase the Purchased Shares;

(d) Purchaser acknowledges that neither Sellers nor any of their respective members, officers, directors, employees, agents or affiliates has made any representation or warranty, express or implied, regarding the Company or the Purchased Shares, other than the representations and warranties set forth herein.

11. Acts and Decisions. Until such time as Purchaser receives the Purchased Shares, if for any reason any Seller is entitled to exercise any voting and/or other rights and remedies with respect to the Purchased Shares, such Seller shall take (or refrain from taking) any action with respect to the Purchased Shares in accordance with the prior written instructions of Purchaser, except as prohibited under applicable law, rule or order.

12. Confidentiality. No party will, without the prior written consent of the other party hereto, directly or indirectly, make any disclosure with respect to this Agreement except as may be required by applicable law or any order, rule or regulation of any Governmental Authority, or its accountants, attorneys, administrators, brokers, representatives and/or other service providers as may be necessary in the ordinary course of its business.

13. Further Assurances. The parties to this Agreement agree to execute, acknowledge and deliver such further instruments and to do all such other acts, as may be necessary or appropriate in order to perfect title of Purchaser and its successors and assigns to the Purchased Shares or otherwise to carry out the purposes and intent of this Agreement.

14. Assignment. This Agreement shall not be assigned by any Seller or Purchaser without the other party’s prior written consent.

15. Costs and Expenses. Each party to this Agreement shall be responsible for such party’s own expenses in connection with this Agreement.

16. Governing Law. This Agreement shall be governed by and construed under the laws of the State of New York without giving effect to the conflicts of laws principles thereof.

17. Counterparts, Entire Agreement, No Oral Modification. This Agreement may be executed by any party hereto by facsimile or electronic transmission in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument and, together with the Big Boy Letter, represents the complete understanding of the parties hereto with respect to the subject matter hereof and may be amended or modified only in writing signed by the parties hereto.

18. Survival. All representations, warranties, covenants and agreements contained in or made pursuant to this Agreement shall survive the transfer and payment for the Purchased Shares and the consummation of the transactions contemplated hereunder.

19. Severability. If any one or more of the provisions contained in this Agreement, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by law, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

(signatures on following page)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners Offshore Manager, LLC, its Investment Manager

By:	/s/ William R. Lucas, Jr.
Name: William R. Lucas, Jr.
Title: Executive Vice President

LIBERATION INVESTMENTS, L.P.

By:	Liberation Investment Group, LLC

By:	/s/ Emanuel Pearlman
Name: Emanuel Pearlman
Title: General Partner

LIBERATION INVESTMENTS, LTD.

By:	/s/ Emanuel Pearlman
Name: Emanuel Pearlman
Title: Director

Schedule I

Definitions

Acceptable Reorganization means a reorganization or restructuring of the Company and its assets and liabilities supported by Purchaser and Seller which reorganization or restructuring is actually consummated within 360 days of the Closing Date.

Big Boy Letter means that certain letter dated as of the date hereof between the Purchaser and the Seller attached hereto as Exhibit 1.

Current Market Price means the closing price of the Company’s or its successors common stock as of the date Seller provides Purchaser with written notice of its election to exercise the Option.

Market Price Average means the average of the closing price of the securities for each of the 30 trading days prior to the relevant Contingent Payment Date; provided however, that in respect of any sale, in whole or in part, by Purchaser of shares of Common Stock of the Company, “Market Price Average” in respect of such shares sold shall be deemed to be the purchase price Purchaser receives in any such sale.

Net Excess Return equals the portion of the Return on Investment Amount in excess of the amount required to provide the Purchaser with an annual rate of return of twenty percent (20%) on the Original Investment, net of any third party fees, expenses and related costs but excluding any interest expenses incurred by the Purchaser on its own behalf and not in connection with the Company reorganization, as measured from the date of the Original Investment through the relevant Contingent Payment Date.

Option Shares means 4,171,880 shares of common stock of the Company issued prior to the Closing Date.

Original Investment means the cash investment by Purchaser or its affiliates in the Company in connection with an Acceptable Reorganization.

Return on Investment Amount means (a) in the event Purchaser sells its shares of common stock of the Company, then the amount in cash received by Purchaser as a result of such sale, and (b) in the event Purchaser does not sell its shares of common stock of the Company, the amount equal to the excess of the Fair Market Value as determined by the Purchaser on a relevant Contingent Payment Date, in each case plus all amounts received by Purchaser or its affiliates in respect of Purchaser’s equity interest in the Company by way of a dividend, distribution, or other payment or compensation, and in each case minus the Original Investment, but in each case shall exclude any amount attributable to common stock of the Company purchased by Purchaser after a reorganization of the Company.

Schedule II

Purchaser DTC Instructions

DTC:

[TO BE PROVIDED]